EX-99.23(d)(24)

Amendment
To
Investment Sub-Advisory Agreement
Between
Jackson National Asset Management, LLC
And
PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated as of December 27, 2007 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Investors Series Trust (“Trust”).

Whereas, the parties wish to amend the Agreement in order to reflect the name change for the following Fund: Change Jackson Perspective Total Return Fund to JNL/PPM America Total Return Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated September 28, 2009, attached hereto.

2.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 28, 2009, attached hereto.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 28th day of September, 2009.

Jackson National Asset Management, LLC	PPM America, Inc.

By: /s/ Mark D. Nerud	By: /s/ Mark B. Mandich
Name: Mark D. Nerud	Name: Mark B. Mandich
Title: President	Title: Chief Operating Officer, Chief Compliance Officer, and Treasurer

Schedule A
September 28, 2009
(Funds)

JNL/PPM America Total Return Fund

Schedule B
September 28, 2009
(Compensation)

Jackson Perspective Total Return Fund
Average Daily Net Assets	Annual Rate

$0 to $150 Million	0.20%
$150 Million to $300 Million	0.175%
Amounts over $300 Million	0.15%